August 26th, 2026

To the attention of Irma Velazquez Diaz

Energy And Water Development Corporation
7901 4th ST. N, Suite 4174
St. Petersburg, Florida 33702 USA

Dear Members of the Board and CEO Irma Velazquez Diaz,

Please accept this letter as formal notification that I am resigning from my position as Chairman of the Board of Directors, and from my seat as a member of the Board of Directors, of Energy And Water Development Corp. (the "Company"), effective immediately as of the date of this letter.

Pursuant to Item 5.02 of SEC Regulation S-K, I am explicitly stating that my resignation is the direct result of a material disagreement with the Company's CEO regarding its operations, policies, and practices. Specifically, this disagreement stems from:

1.Credible evidence of ongoing unlawful and misleading activities constituting breaches of fiduciary duties as Chief Executive Officer, which I have repeatedly brought to the attention of the Board and observers of the board [email of August 12, 2026 – the subsequent requests for a board meeting on August 13th and August 19th 2026, which the CEO refused to attend].

2. The current systemic deadlock of the Board of Directors, which has fundamentally prevented the Board from fulfilling its fiduciary duties, exercising its oversight responsibilities, or taking the necessary corrective action to investigate and halt these actions.

Because the Board has been unable or unwilling to break this deadlock and in its continual refusal to address these serious concerns, I can no longer associate myself with the governance of the Company or expose myself to the liabilities arising from its unaddressed management failures.

For the avoidance of doubt, this resignation is not, and should not be characterized as, an admission of any wrongdoing, misconduct, or liability on my part. My resignation is made solely in response to the disagreement described above.

I am retaining copies of all records and communications relevant to the matters described in this letter, independent of the Company's systems, for my own records.

In accordance with federal securities laws, I hereby request and demand that the Company provide a copy of this resignation letter to the Securities and Exchange Commission as an exhibit to its Form 8-K

filing, which must be submitted within four (4) business days of today's date. I further expect the Company to accurately characterize the nature of this disagreement in that filing.

Furthermore, I expect the Company to honor all existing indemnification agreements and to maintain coverage under the current Directors and Officers (D&O) liability insurance policy, including any applicable tail coverage, for the maximum duration permitted by law.

This letter is being delivered via email with confirmation to ensure a documented record of receipt.

Sincerely,

Ralph Max Hofmeier

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Ralph Max Hofmeier
Former Chairman of the Board
Energy And Water Development Corp.